April 12, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Attention: Kathleen Collins and Brittany Ebbertt
100 F Street, NE
Washington, D.C. 20549

Re:    Datto Holding Corp.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 8-K dated February 23, 2022
File No. 001-39637

Dear Ms. Collins and Ms. Ebbertt,

On behalf of Datto Holding Corp. (the “Company,” “we,” or “our”), this letter responds to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its letter dated March 31, 2022 regarding our Annual Report on Form 10-K for the year ended December 31, 2021 and Form 8-K dated February 23, 2022. Each comment from the Staff is set forth below, followed by our response.

April 12, 2022

Form 10-K for the year ended December 31, 2021

Critical Accounting Estimates, page 74

1.We note your risk factor disclosures on page 35 where you state that significant assumptions and estimates used in preparing your financial statement include those related to the recoverability of goodwill. Considering goodwill comprises over 50% of your total assets for each of the last two fiscal years, please tell us how you considered including a discussion of the significant estimates and assumptions associated with your goodwill impairment analysis in your critical accounting estimates disclosures. Refer to Item 303(b)(3) of Regulation S-K.

Company Response: The risk factor cited by the Staff was written to provide an exhaustive list of financial statement accounts which may be impacted by significant assumptions, judgments and estimates used in preparing the consolidated financial statements, including the recoverability of goodwill. The risk factor is intended to disclose risks which could potentially materialize and could result in impacts to the financial statements which would be considered material to investors.

The Company’s disclosure of critical accounting estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations, includes those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had, or are reasonably likely to have, a material impact on the financial condition or results of operations of the Company. The Company notes that in preparing its financial statements for the periods presented, its assessment of the recoverability of goodwill did not involve a significant level of estimation uncertainty. As disclosed in Note 2. Significant Accounting Policies, Impairment of Goodwill, Intangible Assets and Other Long-Lived Assets, the Company did not recognize any impairment losses on its goodwill during the years presented. The Company has elected to first assess qualitative factors to determine whether it is more likely than not the fair value of its goodwill is less than the carrying amount. In performing its qualitative assessment, the Company did not identify any indicators of impairment, such as a significant adverse change in the business environment as a whole, a sustained significant decrease in its stock price, legal factors or regulatory actions, which would result in a reasonable possibility that the carrying value of goodwill exceeded its fair value. The Company also noted that the total market capitalization at October 1, 2021, the date of the annual assessment, was approximately $3.9 billion, which was significantly in excess of the $1.8 billion equity book value of the consolidated Company. As the market capitalization was in excess of 200% of the carrying value of the Company, the Company did not perform a quantitative assessment, as the Company concluded that there was no reasonable possibility of changes in the significant assumptions that put goodwill at risk of a potential impairment. Furthermore, the Company noted that the considerations of its qualitative assessment have not changed over the periods presented and the Company did not consider it reasonably likely these considerations would change significantly based upon its current outlook. Based upon these factors, the Company concluded that its assessment of the recoverability of goodwill did not involve a significant level of estimation uncertainty that would meet the requirements for additional disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates in accordance with Item 303(b)(3) of Regulation S-K.

The Company notes the Staff’s comment and will continue to evaluate its disclosures in the Risk Factors and Critical Accounting Estimates in future filings.

Exhibits

2.Please amend to include updated Certifications as required by Section 302 of the Sarbanes-Oxley Act that reference management's responsibility for designing and maintaining internal control over financial reporting in the introductory sentence of paragraph 4 and paragraph 4(b). Refer to Item 601(b)(31) of Regulation S-K and Regulation S-K C&DI 246.13.

Company Response: The Company respectfully acknowledges the Staff’s comment and, pursuant to the guidance provided in C&DI 246.13, has filed a Form 10-K/A contemporaneously with this response letter that contains only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications.
Form 8-K dated February 23, 2022

April 12, 2022

Exhibits

3.We note you present full non-GAAP statements of operations, which appear to place undue prominence on your non-GAAP measures. Please tell us how you determined this presentation complies with Question 102.10 of the Non-GAAP C&DIs, or otherwise confirm that you will remove such presentation in your future Form 8-K earnings releases.

Company Response: The Company respectfully acknowledges the Staff’s comment and will remove the non-GAAP statement of operations presentation in future filings and earnings releases.

4.We note that you present various non-GAAP expenses as a percentage of revenue, as well as Adjusted EBITDA as a percentage of revenue, without presenting the corresponding GAAP margin with equal or greater prominence. Please revise accordingly.

Company Response: The Company respectfully acknowledges the Staff’s comment and, to the extent such non-GAAP expenses and Adjusted EBITDA are presented as a percentage of revenue, will present the corresponding GAAP margin with greater prominence in future filings and earnings releases.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Robert Goedert (tel: (312) 862-7317, email: robert.goedert@kirkland.com) or Ana Sempertegui (tel: (312) 862-2359, email ana.sempertegui@kirkland.com), each of Kirkland & Ellis LLP, our outside corporate and securities counsel.

Sincerely,

/s/ John Abbot
John Abbot
Chief Financial Officer
cc:
Tim Weller
Chief Executive Officer
Datto Holding Corp.

Emily T. Epstein
General Counsel
Datto Holding Corp.